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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549

                                  FORM 12b 25

                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE)
     (X) FORM 10-K ( ) FORM 11-K ( ) FORM 20-F ( ) FORM 10-Q ( ) FORM N-SAR

                      FOR PERIOD ENDED - DECEMBER 31, 1999

                        PART 1 - REGISTRANT INFORMATION

                    THE UNIMARK GROUP, INC. C/O SOREN BJORN

                            FULL NAME OF REGISTRANT

                                      N/A

                           FORMER NAME IF APPLICABLE

                                124 MCMAKIN ROAD

                     ADDRESS OF PRINCIPAL EXECUTIVE OFFICE

                            BARTONVILLE, TEXAS 76226

                            CITY, STATE AND ZIP CODE


                       PART II - RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X)         (a)   The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

(X)         (b)   The subject annual report or semi-annual report/portion
                  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

( )         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.





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                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the form 10-K could not be filed within the prescribed time period.


                                See Attachment A

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Soren Bjorn       (817)                    491-2992
         -----------       -----                    --------
         (Name)            (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          (x) Yes  ( ) No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          (X) Yes  ( ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                            The UniMark Group, Inc.
                  (Name or Registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 2000


                              By: /s/ Soren Bjorn

                                  Soren Bjorn
                                  President and Chief Executive Officer


Instructions .The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).





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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.




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                                 ATTACHMENT "A"
                                 TO FORM 12b-25


At December 31, 1999, the Company had outstanding short-term loans of $11.1 million with Cooperative Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland"), its primary lender. The financing agreements associated with these loans are scheduled to mature on March 31, 2000. In addition, at December 31, 1999, the Company was in violation of certain consolidated financial performance covenants under these agreements.

Presently, the Company is awaiting formal approval from Rabobank Nederland of its request to extend the maturity date of these financing agreements to January 1, 2001 and waive the noncompliance of certain consolidated performance covenants as of December 31, 1999. Although no assurances can be given that such extension and waivers will be granted, the Company believes that its relationship with its primary lender is positive and the requested extension and waiver will be granted.

As a result of the Company's disposition of several operations subsequent to September 30, 1999 and the resultant efforts to divest these operations from its accounting systems, the Company's Form 10-K for the year ended December 31, 1999, cannot be filed within the prescribed time period without unreasonable effort or expense.

Results of operations for the three months ended December 31, 1999 are anticipated to be more favorable than the net loss for the three months ended December 31, 1998. Accordingly, the results of operations for the twelve months ended December 31, 1999 are anticipated to be unfavorable with comparable period in 1998.

The Company anticipates that the above matters will be resolved such that the Annual Report on Form 10-K should be filed on or before April 14, 2000.